SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Sequa Corporation

(Name of Issuer)

Class B Common Stock, no par value

(Title of Class of Securities)

81732 020

(CUSIP Number)

Norman E. Alexander

c/o Sequa Corporation

200 Park Avenue

New York, New York 10166

                                                         Telephone: (212) 986-5500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 18, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d‑1(e), 240.13d‑1(f) or 240.13d‑1(g), check the following box  [ ].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 81732 020

NAMES OF REPORTING PERSONS:          Norman E. Alexander

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only):

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                    (a) [X]              (b) [ ]

SEC USE ONLY

SOURCE OF FUNDS (See Instructions):

                  00

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e)                                          [ ]

CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S.

NUMBER OF SHARES	7)

SOLE VOTING POWER

		1,827,965
BENEFICIALLY OWNED BY EACH REPORTING	8) 9)	SHARED VOTING POWER 183,194 SOLE DISPOSITIVE POWER 1,827,965
PERSON WITH	10)	SHARED DISPOSITIVE POWER 183,194

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON:         2,011,159

CHECK IF THE AGGREGATE AMOUNT IN ROW (11)

EXCLUDES CERTAIN SHARES (See Instructions)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

60.5

TYPE OF REPORTING PERSON:  IN

CUSIP NO. 81732 020

NAMES OF REPORTING PERSONS:    Courtney Corporation

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only): 13-3150821

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                    (a) [X]              (b) [ ]

SEC USE ONLY

SOURCE OF FUNDS (See Instructions):

            00

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e)                                          [ ]

CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

NUMBER OF SHARES	7)

SOLE VOTING POWER

		68,524
BENEFICIALLY OWNED BY EACH REPORTING	8) 9)	SHARED VOTING POWER None SOLE DISPOSITIVE POWER 68,524
PERSON WITH	10)	SHARED DISPOSITIVE POWER None

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON:         68,524

CHECK IF THE AGGREGATE AMOUNT IN ROW (11)

EXCLUDES CERTAIN SHARES (See Instructions)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.1

14)       TYPE OF REPORTING PERSON:  CO
The Schedule 13D Statement previously filed with the Securities and Exchange Commission by Norman E. Alexander and the following corporations which are directly or indirectly wholly-owned by Mr. Alexander (except for Forfed Corporation which is controlled by Mr. Alexander): Fifty Broad Street, Inc. (“Fifty Broad”), a New York corporation; Forfed Corporation (“Forfed”), a Delaware corporation; 42 New Street, Inc. (“42 New”), a New York corporation; Courtney Corporation (formerly known as Galleon Syndicate Corporation) (“Courtney”), a Delaware corporation; and Youandi Corporation (“Youandi”), a New York corporation (the “Corporations”) with respect to Sequa Corporation Class B Common Stock (the “Class B Shares”) is amended by the following information.

Item 3.      Source and Amount of Funds or Other Consideration.

The 128,220 Class B Shares acquired by Mr. Alexander and that are the subject of this Amendment 9 were distributed to Mr. Alexander on May 18, 2006 pursuant to the terms of the grantor retained annuity trust known as “Gail Binderman, Mark Alexander and Sharon Zoffness as Trustees u/i dtd April 13, 2004” (the “April 2004 Trust”).

Item 5.      Interest in Securities of the Issuer.

Mr. Alexander, through the Corporations, through the grantor retained annuity trust known as “Gail Binderman, Mark Alexander and Sharon Zoffness as Trustees u/i dtd July 13, 2005” (the “July 2005 Trust”) and through a second grantor retained annuity trust known as “Gail Binderman, Mark Alexander and Sharon Zoffness as Trustees u/i dtd July 13, 2005 (the “Second July 2005 Trust”), beneficially owns an aggregate of 2,011,159 Class B Shares comprising approximately 60.5% of the outstanding Class B Shares.  Forfed owns 1,379,843 Class B Shares or approximately 41.5% of the Class B Shares outstanding, Fifty Broad owns 167,878 Class B Shares or approximately 5.1% of the Class B Shares outstanding, Courtney owns 68,524 Class B Shares or approximately 2.1% of the Class B Shares outstanding, Youandi owns 30,000 Class B Shares or approximately .9% of the Class B Shares outstanding, 42 New owns 45,000 Class B Shares or approximately 1.4% of the Class B Shares outstanding, the July 2005 Trust owns 125,492 Class B Shares or approximately 3.8% of the Class B Shares outstanding and the Second July 2005 Trust owns 57,702 Class B Shares or approximately 1.7% of the Class B Shares outstanding.  See Amendment No. 8 to the Schedule 13D Statement.

Each of the above Corporations has the sole right to vote and dispose of all of its Class B Shares, but Mr. Alexander, by virtue of his ownership and positions with the Corporations, has the power to vote and dispose of all of the Class B Shares owned by the Corporations.  Each of the July 2005 Trust and the Second July 2005 Trust has the shared right to vote and dispose of all of its Class B Shares, but Mr. Alexander retains the right to dispose of the Class B Shares in accordance with the terms of the July 2005 Trust and the Second July 2005 Trust, respectively.

On May 18, 2006, the April 2004 Trust transferred 128,220 Class B Shares to Mr. Alexander.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 1, 2006

FIFTY BROAD STREET, INC.

FORFED CORPORATION

42 NEW STREET, INC.

YOUANDI CORPORATION

COURTNEY CORPORATION

/s/ Norman E. Alexander

------------------------------------

Norman E. Alexander

Individually and on behalf of

the above named Corporations

As President or Chairman